As filed with the Securities and Exchange Commission on October 26, 2012

Registration No. 333-174764

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nuveen Long/Short Commodity Total Return Fund

(Exact name of Registrant as specified in its charter)

Delaware	6799	45-2470177
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 West Wacker Drive, Suite 3300

Chicago, Illinois 60606

(877) 827-5920

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William Adams IV

Nuveen Commodities Asset Management, LLC

President

333 West Wacker Drive, Suite 3300

Chicago, Illinois 60606

(877) 827-5920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald S. Weiss, Esq. J. Craig Walker, Esq. K&L Gates LLP 70 West Madison Street Chicago, Illinois 60602 (312) 372-1121	Leonard B. Mackey, Jr., Esq. David Yeres, Esq. Clifford R. Cone, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Units of Beneficial Interest (“Shares”) of Nuveen Long/Short Commodity Total Return Fund	20,000 Shares	$25.00	$500,000	$68.20

(1)	All of which may be purchased pursuant to an over-allotment option of 2,820,000 shares granted to the Underwriters by the Registrant.
(2)	The registration fee is calculated in accordance with Rule 457(a) under the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price. The registrant previously registered securities at an aggregate offering price not to exceed $540,000,000 on a Registration Statement on Form S-1 (File No. 333-174764), which was declared effective by the Securities and Exchange Commission on October 25, 2012. In accordance with Rule 462(b) under the Securities Act, an additional amount of securities having a proposed maximum aggregate offering price of $500,000 is hereby registered.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(B) UNDER THE SECURITIES ACT.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-1 (Reg. No. 333-174764) filed by Nuveen Long/Short Commodity Total Return Fund (the “Registrant”) with the Securities and Exchange Commission, as amended, declared effective on October 25, 2012, are incorporated herein by reference.

PART II

Information Not Required in the Prospectus

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

5.1	Opinion of Morris, Nichols, Arsht & Tunnell LLP relating to the legality of the Shares.

8.1	Opinion and consent of K&L Gates LLP with respect to federal income tax consequences.

23.1	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.1).

23.2	Consent of K&L Gates LLP (included in Exhibit 8.1).

23.3	Consent of Independent Registered Public Accounting Firm.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on
Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, state of Illinois, on October 26, 2012.

Nuveen Long/Short Commodity Total Return Fund

By:	Nuveen Commodities Asset Management, LLC
its manager

By:	/s/ William Adams IV
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons on behalf of the manager of the Registrant in the capacities and on the dates indicated.

Nuveen Commodities Asset Management, LLC Manager of Registrant

/s/ William Adams IV
President (Principal Executive Officer) October 26, 2012

/s/ Stephen D. Foy
Chief Financial Officer (Principal Financial and Accounting Officer) October 26, 2012

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EXHIBIT INDEX

5.1	Opinion of relating to the legality of the Shares.

8.1	Opinion and consent of K&L Gates LLP with respect to federal income tax consequences.

23.1	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.1).

23.2	Consent of K&L Gates LLP (included in Exhibit 8.1).

23.3	Consent of Independent Registered Public Accounting Firm.

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